

April 28, 2011

Mr. James J. Murren
President and Chief Executive Officer
MGM Resorts International
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

      RE: **MGM Resorts International**
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed February 28, 2011
            File No. 1-10362

Dear Mr. Murren:

We have reviewed your response letter dated April 22, 2011 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you indicate that you are a well-known seasoned issuer on the cover page of your Form 10-K. We also note that it appears that you failed to timely file two Forms 8-K dated December 13, 2010 and March 16, 2010, respectively. Please explain to us in detail how you determined that you were a WKSI under Rule 405 of the Securities Act. Furthermore, please explain what consideration, if any, management gave to these late filings in concluding that your disclosure controls and procedures were effective as of the period presented.

Item 3. Legal Proceedings, page 20

2. We have reviewed your response to comment 1. Although your response indicates that you believe that a loss beyond the amounts asserted by Perini is neither probable nor reasonably possible, your assessment of the other claims asserted by Perini is not clear, nor is it clear whether you have recorded an accrual with respect to the litigation. In

accordance with ASC 450-20 please tell us if a loss is probable or reasonably possible and if probable tell us the amount of loss you have accrued for this contingency. For reference please also see ASC 450-20-25-1 through 5 and provide us with the disclosure that you will include in future filings.

3. Please also clarify to us how your assessment of the Perini litigation relates to the $80 million you have recorded under the completion guarantee discussed on page 43 of your 10-K.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief